J.P. Galda & Co.

Attorneys-at-Law

40 E Montgomery Avenue, LTW 220

Ardmore, Pennsylvania 19003

Telephone (215) 815-1534

September 23, 2024

Via Email and EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Gary Newberry Angela Connell

Re:	Revelation Biosciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 22, 2024
File No. 001-39603

Mr. Newberry and Ms. Connell:

This letter is submitted on behalf of Revelation Biosciences, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 22, 2024 (the “10-K”) as set forth in the Staff’s letter dated September 13, 2024 to Chester S. Zygmont III, Chief Financial Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to the 10-K, which include changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. The responses provided herein are based upon information provided to J.P. Galda & Co by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Exhibits

1.

We note that the certifications provided as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to your internal control over financial reporting. Please amend your filing to provide revised certifications as well as full Item 9A disclosures and financial statements. Refer to Question 246.13 of the Regulation S-K Compliance & Disclosure Interpretations for guidance. Please also make conforming changes in all of your future periodic filings.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure by filing Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K/A”) to include revised certifications in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 that refers to internal control over financial reporting pursuant to Item 601(b)(31)(i) of Regulation S-K. In accordance with 246.13 of the Securities and Exchange Commission’s Compliance and Discussion Interpretations on Regulation S-K and the Staff’s comment, the Form 10-K/A includes Item 8. Financial Statements and Supplementary Data, Item 9A. Controls and Procedures and the Sections 302 and 906 certifications. The Company has also amended it’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 and three and six months June 30, 2024 in a similar manner.

Very truly yours,

J.P. Galda & Co.

/s/ J.P. Galda & Co.

cc: Mr. Chester S. Zygmont, III

Ms. Kelly Mayo